UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

HI SHEAR TECHNOLOGY CORPORATION
(Name of Issuer)

Common Stock (par value, $0.001 per share)
(Title of Class of Securities)

42839Y104
(CUSIP Number)

Sarah Ellard
Company Secretary
Chemring Group PLC
Chemring House, 1500 Parkway
Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND
Telephone:  +44 1489 881 880

With copies to:

Seyfarth Shaw LLP
131 S. Dearborn, Suite 2400
Chicago, IL 60603
Attn: Robert F. Weber
                   Michael D. Thompson
(312) 460-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person ’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42839Y104
1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chemring Group PLC 98-0527993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,217,135 (See Note 1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,217,135 (See Note 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (See Note 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Note 1.  As described herein, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Stockholder Agreement (as defined below) and the person who has entered into the Stockholder Agreement with the reporting person retains sole voting power with respect to all other matters.  Beneficial ownership of the common stock of Hi-Shear Technology Corporation referred to herein is being reported hereunder solely because Chemring Group PLC may be deemed to beneficially own such shares as a result of the Stockholder Agreement and the limited proxy granted therein described in Item 5 hereof.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chemring Group PLC that it is the beneficial owner of any of the common stock of Hi-Shear Technology Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed (subject to the Stockholder Agreement and the limited proxy granted therein).

CUSIP No. 42839Y104

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Hi-Shear Technology Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 24225 Garnier Street, Torrance, CA 90505, United States.

ITEM 2.	IDENTITY AND BACKGROUND

The name of the person filing this Statement is Chemring Group PLC, a company organized under the laws of England and Wales (the “Reporting Person”).  The Reporting Person is a public limited company organized under the laws of England and Wales, with a longstanding presence in the United States defense sector.  The Reporting Person currently owns a number of U.S. operating subsidiaries, all of which are engaged primarily in defense contracting.

The address of the principal business and the principal office of the Reporting Person is Chemring House, 1500 Parkway, Whiteley, Fareham, Hampshire, England. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A to this Statement.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In connection with an Agreement and Plan of Merger among the Reporting Person, Parkway Merger Sub, Inc. (“Merger Sub”) and the Company dated as of September 16, 2009 (the “Merger Agreement”), the Reporting Person and Merger Sub entered into a Stockholder Agreement, dated as of September 16, 2009 (the “Stockholder Agreement”), with George W. Trahan (the “Stockholder”), with respect to the transactions contemplated by the Merger Agreement.  The shares of Common Stock to which this Statement relates have not been purchased by the Reporting Person, and thus no funds were expended in connection with the Stockholder Agreement.  For a description of the Stockholder Agreement, see Item 5 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.	PURPOSE OF THE TRANSACTION

On September 16, 2009, the Reporting Person and Merger Sub entered into the Merger Agreement with the Company.  Upon consummation of the transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”) with the Company surviving the Merger (the “Surviving Corporation”) as a direct or indirect, wholly-owned subsidiary of the Reporting Person.  Subject to certain exceptions described in the Merger Agreement, each outstanding share of Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $19.18 in cash, without interest.  Each outstanding Company stock option (whether vested or unvested) will be converted into the right to receive a cash payment equal to the excess, if any, of $19.18 over the exercise price of such option, without interest.  Each outstanding Company restricted stock unit (whether vested or unvested) will be converted into the right to receive a cash payment equal to $19.18, without interest.  No consideration will be payable in respect of any Company stock options with an exercise price per share equal to or in excess of $19.18 as of immediately prior to the effective time of the Merger, and all such options will be cancelled automatically at the effective time of the Merger.

The Merger Agreement has been approved by the respective boards of directors of the Reporting Person, Merger Sub and the Company.  Consummation of the Merger is subject to customary conditions, including the approval of the Merger by stockholders representing a majority of the shares of Common Stock outstanding and entitled to vote and the receipt of necessary regulatory consents and approvals.  Upon consummation of the Merger, the officers and directors set forth in Schedules 2.6 and 2.7 of the Merger Agreement will become the officers and directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

Upon consummation of the Merger, the Restated Certificate of Incorporation of the Company will be amended to read in its entirety as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the consummation of the Merger except that the Certificate of Incorporation shall be so amended such that the name of the corporation shall be “Hi-Shear Technology Corporation”, and as so amended will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law. Upon consummation of the Merger, the Bylaws of the Company will be amended to read in their entirety as the Bylaws of Merger Sub as in effect immediately prior to the consummation of the Merger, except that the Bylaws shall be so amended such that the name of the corporation shall be “Hi-Shear Technology Corporation”.  If the Merger is consummated, the Common Stock will cease to be listed on the NYSE Amex and will become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

In connection with the Merger, George W. Trahan (the President, Chief Executive Officer and Chairman of the Board of Directors of the Company), the Reporting Person and Merger Sub entered into a Stockholder Agreement.  Pursuant to the Stockholder Agreement, during the period beginning on September 16, 2009 and ending on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement, the Stockholder has, among other things, granted a limited, irrevocable proxy to the Reporting Person to vote certain shares of Common Stock owned by the Stockholder in favor of approval of the Merger.

As a result of the execution of the Stockholder Agreement and the limited proxy granted therein, the Reporting Person may be deemed to beneficially own, and have shared voting power with respect to, the 2,217,135 shares of Common Stock beneficially owned by the Stockholder that are subject to the Stockholder Agreement (collectively, the “ Subject Shares ”), based on the Stockholder’s representations in the Stockholder Agreement.  Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Subject Shares referred to herein for any purpose, and such beneficial ownership is expressly disclaimed (subject to the Stockholder Agreement and the limited proxy granted therein).

The Subject Shares constitute approximately 32.4% of the issued and outstanding Common Stock, based on the Company’s representation in the Merger Agreement that there were 6,852,416 shares of Common Stock issued and outstanding as of September 16, 2009.  Pursuant to the Stockholder Agreement, if the Stockholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company that entitle the Stockholder to vote on the matters contemplated by the Stockholder Agreement (including pursuant to the exercise of any Company stock options), then the terms of the Stockholder Agreement will apply to certain additional shares of capital stock of the Company then held by the Stockholder.  Accordingly, any such acquisition of shares of capital stock of the Company by the Stockholder may result in the Reporting Person being deemed to acquire beneficial ownership of additional securities of the Company.

The Stockholder has granted a limited irrevocable proxy to the Reporting Person for the Reporting Person to vote the Subject Shares (i) in favor of the merger and the other transactions contemplated by the Merger Agreement, and/or (ii) against any action or agreement which would in any material respect impede, interfere with or prevent the merger, including, but not limited to, any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company or all or substantially all of the assets thereof.  If during the term of the Stockholder Agreement for any reason the proxy granted in the Stockholder Agreement is not irrevocable, the Stockholder agrees that the Stockholder will vote his shares of Common Stock in accordance with the terms of the limited irrevocable proxy, as instructed by the Reporting Person in writing.  Except as stated in this paragraph and the immediately preceding paragraph, the Reporting Person does not have the power to vote or to direct the voting of the Subject Shares, nor does it have the sole or shared power to dispose or to direct the disposition of the Subject Shares.

The Stockholder has agreed that, from September 16, 2009 and until the earlier of the effective time of the merger or the termination of the Merger Agreement, except as otherwise provided in the Stockholder Agreement or in the Merger Agreement, the Stockholder shall not: (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, enter into any derivative arrangement with respect to, create or suffer to exist any encumbrances (other than certain permitted encumbrances) on or consent to any of the foregoing (a “Transfer”), any or all of the Subject Shares or any right or interest therein; (ii) enter into any contract, option or other agreement with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares with respect to any matter that is, or that is reasonably likely to be exercised in a manner, inconsistent with the transactions contemplated by the Merger Agreement or the provisions thereof; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or (v) knowingly, directly or indirectly, take or cause the taking of any other action that would restrict, limit or interfere with the performance of the Stockholder’s obligations under the Stockholder Agreement or the transactions contemplated by the Stockholder Agreement, excluding any bankruptcy filing and excluding certain transfers relating to estate planning purposes.

This summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Stockholder Agreement which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Except for the Stockholder Agreement, the Merger Agreement and the transactions contemplated by those agreements, neither the Reporting Person, nor to the Reporting Person’s knowledge, any person named on Schedule A has effected any transaction in the common stock of the Company during the past 60 days.  To the Reporting Person’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Stockholder.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of September 16, 2009, by and among Hi-Shear Technology Corporation, Chemring Group PLC, and Parkway Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Hi-Shear Technology Corporation filed on September 16, 2009).

99.2	Stockholder Agreement, dated as of September 16, 2009, by and among Chemring Group PLC, Parkway Merger Sub, Inc. and George W. Trahan.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2009

CHEMRING GROUP PLC.

By:	/s/ Sarah Ellard
Name:	Sarah Ellard
Title:	Company Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Chemring Group PLC is set forth below. The business address for each executive officer (other than Daniel McKenrick) is Chemring House, 1500 Parkway, Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND.  The business address for Mr. McKenrick is 90 N. Commerce Drive, Chester Township, Pennsylvania, USA.  Each director and executive officer, other than Daniel McKenrick, is a citizen of the United Kingdom.  Mr. McKenrick is a citizen of the United States.

Board of Directors of Chemring Group PLC

Name	Present Principal Occupation or Employment (including Name and Address of Employer)
Kenneth C. Scobie	Non-Executive Chairman Chemring Group PLC Chemring House, 1500 Parkway Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND

Dr. David J. Price	Chief Executive Chemring Group PLC Chemring House, 1500 Parkway Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND

Paul Rayner	Finance Director Chemring Group PLC Chemring House, 1500 Parkway Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND

David R. Evans	Non-Executive Director Chemring Group PLC Chemring House, 1500 Parkway Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND

The Rt. Hon. Lord Freeman	Non-Executive Director Chemring Group PLC Chemring House, 1500 Parkway Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND

Ian F.R. Much	Non-Executive Director and Senior Independent Director Chemring Group PLC Chemring House, 1500 Parkway Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND

Air Marshall Sir Peter Norriss CB AFC MA FRAeS	Non-Executive Director Chemring Group PLC Chemring House, 1500 Parkway Whiteley, Fareham, Hampshire, PO15 7AF, ENGLAND

Executive Officers of Chemring Group PLC

Name	Position
Dr. David J. Price	Chief Executive
Paul Rayner	Finance Director
Daniel McKenrick	President Chemring North America
Rik Armitage	Business Development Director
Mike Helme	Managing Director Europe Division
Sarah Ellard	Group Company Secretary
Richard Dellar	Managing Director International Division
Terry Bridgewater	Director of Safety

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of September 16, 2009, by and among Hi-Shear Technology Corporation, Chemring Group PLC, and Parkway Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Hi-Shear Technology Corporation filed on September 16, 2009).

99.2	Stockholder Agreement, dated as of September 16, 2009, by and among Chemring Group PLC, Parkway Merger Sub, Inc. and George W. Trahan.